Ruck Sox, LLC (the "Company") a North Carolina Company

Financial Statements

For the fiscal year ended December 31, 2024

	year
	2024
Assets	
AccountsReceivableNetCurrent	$576.00
Inventory	$45,421.96
Cash	$9,743.00
Office Equipment	$1,119.00
Liabilities	
Liabilities - Long Term	$246,307.00
Liabilities - Current	$13,584.00
Equity	
Shareholder Equity	-$203,031.04
As of 12/31/2024	
Prepared and Certified 1/3/2025 by CFO Joe Martingale	

	year
	2024
Revenue	**$45,222.00**
COGS	**$15,563.00**
Expenses	
Advertising & marketing	53,930.57
Listing fees	31.2
Social media	4.66
Total Advertising & marketing	**$53,966.43**
Contributions to charities	504.5
Entertainment	253.38
General business expenses	
Bank fees & service charges	84.53
Continuing education	198
Memberships & subscriptions	130
Uniforms	1,046.61
Total General business expenses	**$1,459.14**
Insurance	
Business insurance	2,635.70
Liability insurance	119.48
Total Insurance	**$2,755.18**
Legal & accounting services	1,306.00
Meals	137.72
Meals with clients	150.62
Team meals	2,976.32
Total Meals	**$3,264.66**
Office expenses	37.34
Office supplies	598.68
Software & apps	1,789.95
Total Office expenses	**$2,425.97**
Payroll expenses	
Taxes	1,228.00

Wages	13,600.00					
Total Payroll expenses	**$14,828.00**					
Rent						
Equipment rental	33.25					
Total Rent	**$33.25**					
Supplies	64.98					
Taxes paid	1,727.12					
Travel	1,050.03					
Airfare	2,960.74					
Hotels	4,848.92					
Taxis or shared rides	83.05					
Vehicle rental	2,750.27					
Total Travel	**$11,693.01**					
Total Expenses	**$94,281.62**					
Net Operating Income	**-$64,622.62**					
Other Income						
Credit card rewards	1,292.59					
Interest earned	1,577.03					
Total Other Income	**$2,869.62**					
Other Expenses						
Vehicle expenses						
Parking & tolls	77.16					
Vehicle gas & fuel	224.06					
Total Vehicle expenses	**$301.22**					
Total Other Expenses	**$301.22**					
Net Other Income	**$2,568.40**					
Net Income	**-$62,054.22**					
As of 12/31/2024						

	year
	2024
Net Income	**-$62,054.22**
Accounts Recievable	$576.00
Inventory	-$45,421.96
Net cash provided by operating activities	**-$108,052.18**
INVESTING ACTIVITIES	
Long-term office equipment	-1,119.06
Tools, machinery, and equipment	-161.25
Net cash provided by investing activities	**-$1,280.31**
FINANCING ACTIVITIES	
Long-term business loans	114,700.00
Partner investments	4,000.00
Net cash provided by financing activities	**$118,700.00**
Net cash increase for period	**$9,367.51**
Cash at beginning of period	375.49
Cash at end of period	**$9,743.00**
As of 12/31/2024	

<p style="text-align:center">Ruck Sox, LLC
Statement of Changes in Equity</p>

Accounts	2024 Amount ($)
Beginning Equity	27,605.70
Partner Investments	4,000.00
Net Income (Loss)	(62,054.22)
Total Equity	(203,031.04)

Einstein Studios Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024
$USD

1. ORGANIZATION AND PURPOSE

Ruck Sox, LLC (the "Company") is a company organized in March 2022 under the laws of North Carolina.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.